07027439

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

September 30, 2007

Exemption No : 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Sub: Outcome of the Board Meeting

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated September 30, 2007 approving the Initial Public Offering of Reliance Power Limited.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Copy to: Mr.Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

September 30, 2007

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
BSE Scrip Code: 500390
Telephone: 2272 2375, 2272 8269, 2272 8013,
Facsimile: 22723121, 2272 2037, 2272 2039,
email: Corp.relations@bseindia.com

Dear Sirs,

Sub: **Outcome of the Board Meeting**

The Board approved the proposal by Reliance Power Limited, a company promoted by Reliance Energy Limited and Reliance Anil Dhirubhai Ambani Group, to undertake an Initial Public Offering of equity shares of the company. The draft red herring prospectus for the said IPO will be filed by Reliance Power Limited with SEBI shortly.

Reliance Power Limited is pursuing various gas, coal and hydro power generation projects in different parts of the country. The proposed IPO is being undertaken to fund the development of the said power projects.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

September 30, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
NSE Symbol: REL
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
email: cmlist@nse.co.in

Dear Sir,

Sub: **Outcome of the Board Meeting**

The Board approved the proposal by Reliance Power Limited, a company promoted by Reliance Energy Limited and Reliance Anil Dhirubhai Ambani Group, to undertake an Initial Public Offering of equity shares of the company. The draft red herring prospectus for the said IPO will be filed by Reliance Power Limited with SEBI shortly.

Reliance Power Limited is pursuing various gas, coal and hydro power generation projects in different parts of the country. The proposed IPO is being undertaken to fund the development of the said power projects.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

September 30, 2007

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
BSE Scrip Code: 500390
Telephone: 2272 2375, 2272 8269, 2272 8013,
Facsimile: 22723121, 2272 2037, 2272 2039,
email: Corp.relations@bseindia.com

Dear Sirs,

Sub: **Media Release**

We enclose herewith a copy of the Media Release on the outcome of the Board Meeting of the Company held on September 30, 2007, for your kind information and record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

Media Release

Mumbai, September, 30, 2007: The Board approved the proposal by Reliance Power Limited, a company promoted by Reliance Energy Limited and Reliance Anil Dhirubhai Ambani Group, to undertake an Initial Public Offering of equity shares of the company. The draft red herring prospectus for the said IPO will be filed by Reliance Power Limited with SEBI shortly.

Reliance Power Limited is pursuing various gas, coal and hydro power generation projects in different parts of the country. The proposed IPO is being undertaken to fund the development of the said power projects.

Reliance Power Limited is proposing, subject to receipt of requisite approvals, market conditions and other considerations, a public issue of its equity shares and to file a Draft Red Herring Prospectus with SEBI.

This announcement is not an offer for sale or solicitation of an offer to buy securities in the United States or any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Background

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector utility Company.

Reliance Anil Dhirubhai Ambani Group currently has market capitalization of over Rs 2,00,000 crore, net worth in excess of Rs 40,000 crore, cash flow of Rs 9,000 crore, net profit of Rs 5,000 crore and zero net debt.

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

September 30, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
NSE Symbol: REL
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
email: cmlist@nse.co.in

Dear Sir,

Sub: **Media Release**

We enclose herewith a copy of the Media Release on the outcome of the Board Meeting of the Company held on September 30, 2007, for your kind information and record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

Media Release

Mumbai, September, 30, 2007: The Board approved the proposal by Reliance Power Limited, a company promoted by Reliance Energy Limited and Reliance Anil Dhirubhai Ambani Group, to undertake an Initial Public Offering of equity shares of the company. The draft red herring prospectus for the said IPO will be filed by Reliance Power Limited with SEBI shortly.

Reliance Power Limited is pursuing various gas, coal and hydro power generation projects in different parts of the country. The proposed IPO is being undertaken to fund the development of the said power projects.

Reliance Power Limited is proposing, subject to receipt of requisite approvals, market conditions and other considerations, a public issue of its equity shares and to file a Draft Red Herring Prospectus with SEBI.

This announcement is not an offer for sale or solicitation of an offer to buy securities in the United States or any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Background

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector utility Company.

Reliance Anil Dhirubhai Ambani Group currently has market capitalization of over Rs 2,00,000 crore, net worth in excess of Rs 40,000 crore, cash flow of Rs 9,000 crore, net profit of Rs 5,000 crore and zero net debt.

END